

Mail Stop 7010

June 15, 2006

via U.S. mail and facsimile

Mark C. Miller
President and Chief Executive Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 0-21229**

Dear Mr. Miller:

      We have reviewed your response letter dated May 24, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Consolidated Statements of Income, page 33

1. We note your response to comment 1 in our letter dated May 12, 2006 regarding the classification of the settlement and legal costs for the 3CI class action litigation. Specifically, we note that the litigation related to "claims that the minority shareholders had been harmed by our control of 3CI and that our alleged self-dealing had unjustly enriched Stericycle at 3CI's expense with a view to depressing the price of 3CI stock." We also note that 3CI is a consolidated subsidiary in which you owned 67.5% of the common stock prior to the litigation settlement and short-form merger. As the revenue and expenses of 3CI are included in the determination of your operating income, the litigation settlement costs should also be included in the determination of your income from operations. As such, please amend your Form 10-K to restate your consolidated statement of income to reclassify the expenses within income from operations. Please also comply with comment 4 in our letter dated May 12, 2006.

2. We note your response to comment 3 in our letter dated May 12, 2006. Specifically, it appears that you acknowledge the $1.823 million charge related to the license agreement should have been classified as an operating expense in accordance with SFAS 144. However, you have state that the correction is immaterial. In light of our request that you restate your consolidated statement of income for the 3CI litigation charge, please also restate your consolidated statement of income for the $1.823 million charge to properly classify as an operating expense.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief